Inspired Futures AI, LLC
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ 320	$ -
Cost of Goods Sold	81,134	-
Gross Profit	(80,814)	-
Expenses:		
Advertising & Marketing	30,106	34,189
Cloud Services	33,858	35,371
Research & Development	33,399	89,183
Legal & Professional Services	13,569	20,428
Travel & Conferences	10,295	10,763
Wages	14,769	-
Payroll taxes	1,749	-
Contractors	5,073	825
Dues & Subscriptions	735	2,819
Meals & Entertainment	64	448
Office Supplies & Software	5,829	468
Rent & Lease	-	106
Shipping	275	870
Taxes & Licences	85	389
Insurance	1,212	-
Bank Charges & Fees	40	-
Utilities	325	804
Total Operating expenses	(151,382)	(196,662)
Other expense	-	5,298
Failed transactions	-	159
Reimburasble expenses	-	430
Other income	914	-
Total Other (Income) and expenses	914	(5,887)
Total expenses	(150,468)	(202,550)
Net loss	$ (231,282)	$ (202,550)